

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 14, 2012

Ryan Faught
Chief Executive Officer
Creative App Solutions, Inc.
3965 Paula St.
La Mesa, CA 91941

> **Re:** **Creative App Solutions, Inc.**
> **Registration Statement on Form S-1**
> **Filed October 17, 2012**
> **File No. 333-184457**

Dear Mr. Faught:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

2. Please revise your document here and throughout to disclose the fixed offering price of the shares to be sold by the selling shareholder. Given that there is currently no trading market for your common stock, please revise any statements indicating that the selling shareholder will sell shares at other than a fixed price, until your shares are quoted on the OTC Bulletin Board. See, as examples, your statements under "Selling Stockholders"

and "Plan of Distribution" that the selling shareholder may sell at negotiated or other prices.

Prospectus Cover Page

3.   Please revise the cover page to name the officer/director who will sell the company shares and to identify by name the sole selling shareholder.

4.   You state that your securities may not be liquid since they are not listed on any exchange or quoted on an "OTC exchange." Since the OTC is not an exchange, please revise your disclosure here and throughout to clarify your reference to the OTC markets.

5.   When referring to the amount of proceeds to be received by the company in connection with this offering, please revise the cover page and throughout to refer to the net proceeds you will receive related to the offering if all of the company shares are sold. Refer to Item 501(b) of Regulation S-K. In this regard, we note your statement on page 2 of the prospectus that a substantial portion of the proceeds of the offering will cover costs associated with the offering.

Prospectus Summary, page 1

6.   In many instances, you refer to your customers, programming process, apps and other business activities as if you presently have business operations. Please review and revise your document as necessary, including the risk factors and business sections, to ensure that your disclosure accurately reflects the status of your business operations. Include an unambiguous statement, if true, that you do not presently have a market-ready product and that you currently have no customers and have generated no revenues. Your disclosure should clearly and accurately reflect the status of your development stage business.

Risk Factors, page 4

7.   It is unclear from your disclosure whether you intend to register a class of securities under Section 12 of the Securities Exchange Act. To the extent that you do not intend to register a class of securities under Section 12, please include a risk factor that informs potential investors that you will be not be a fully reporting company and will only comply with the limited reporting requirements imposed on Section 15(d) registrants. You should also briefly explain how those reports vary from the reporting obligations imposed on fully reporting issuers.

"We are an 'emerging growth company' under the JOBS Act of 2012…," page 5

8.   It appears that since you are also a smaller reporting company, you should include a separate risk factor advising potential investors that even if you no longer qualify as an

"emerging growth company," you may still be subject to reduced reporting requirements so long as you are a smaller reporting company.

"We may not be able to adequately protect our intellectual property…," page 7

9.   Please tell us the nature of your intellectual property, including patents, or revise this risk factor as appropriate.

"Mr. Faught may become involved with other businesses…," page 9

10.   Based on your disclosure on page 22 regarding Mr. Faught's background, it appears that Mr. Faught is currently involved in another business he started. Please revise this risk factor to reflect Mr. Faught's current business activities and disclose the number of hours per week that you anticipate he will devote to Creative App Solutions.

Selling Stockholders, page 16

11.   It appears that the shares held by the Stoecklein Law Group were obtained in connection with a Retainer Agreement. Please tell us whether the services to be rendered under the Retainer Agreement for which the shares were issued have been fully rendered or whether they include ongoing legal services provided in connection with this registration statement. To the extent the shares were issued for legal services not fully rendered, inclusion of those shares in the registration statement may not be appropriate. Please advise.

Plan of Distribution and Terms of the Offering, page 17

12.   You state in the second paragraph that there is no minimum purchase requirement for prospective stockholders. This appears to be inconsistent with the terms of your offering. Please reconcile.

13.   You state that in the event you do not sell all of the shares being offered by the company, you "intend to promptly return all money paid for shares to the purchasers…." Disclose the method you will use to return funds to the purchasers. See Exchange Act Rule 10b-9. In addition, disclose the name of the financial institution where you have established a corporate account for the deposit of funds by purchasers of shares from the company.

Director, Executive Officers, Promoters and Control Persons, page 22

14.   Please expand your disclosure to include a brief description of the business activities and status of TechiT Services. See Item 401(e) of Regulation S-K. In addition, disclose the amount of time Mr. Faught allocates to Creative App Solutions on a weekly basis and discuss any conflicts of interests that may arise from Mr. Faught's involvement in Creative App Solutions and TechiT. Risk factor disclosure may be warranted.

Description of Business, page 26

15.   You state on page 27 that your applications will not only improve workforce productivity
       "but also provide educational based apps focusing on agriculture and horticulture."
       Please expand your business discussion to address in further detail your plans to develop
       applications for agriculture and horticulture.

Statement of Operations, page F-3

16.   Your disclosure on page 31 indicates that you incurred total costs of $18,500 in July and
       August of 2012 in your Stage I development. This amount appears to exceed the total
       operating expenses through August 31, 2012 reported in your statement of operations.
       Please advise.

Statement of Stockholders' Deficit, page F-4

17.   Please explain the column, Subscriptions Receivable, in your statement of stockholders
       deficit. In this regard, it is unclear why this amount is not considered to be Additional
       Paid In Capital.

Notes to Financial Statements

18.   Please provide footnote disclosure related to subsequent events and the date through
       which subsequent events has been evaluated. Refer to FASB ASC 855-10-50.

Exhibits

19.   We note your disclosure that you have secured a line of credit with E. Ventures
       Resources, Inc. for up to $200,000. Please file the credit agreement as an exhibit to the
       registration statement. Refer to Item 601(b) of Regulation S-K.

Legality Opinion

20.   In the legality opinion provided with your registration statement, counsel opines that the
       "510,000 shares, upon issuance under the terms of the S-1 will have been duly
       authorized, validly issued, full paid, and non-assessable." Please provide a revised
       opinion of counsel with language accurately reflecting that the shares registered for resale
       are already outstanding, legally issued, fully paid and non-assessable. Refer to Section
       II.B.2.h. of Staff Legal Bulletin No. 19, available on our website.

21.   We note that the legality opinion includes acknowledgements in the last paragraph on
       page 2 of the opinion. These acknowledgements should be provided by the company and
       should not be presented in the opinion. Please revise accordingly.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rule 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Ryan Rohn, Staff Accountant, at (202) 551-3739 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Ryan Houseal, Attorney Advisor, at (202) 551-3105 or, in his absence, me at (202) 551-3457 with any other questions. If you thereafter require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3735.

Sincerely,

/s/ Maryse Mills-Apenteng

Maryse Mills-Apenteng
Special Counsel

cc: <u>Via E-mail</u>
Jennifer R. Trowbridge, Esq.
Stoecklein Law Group, LLP